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FEB 26 2021

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navidar Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Via Fortuna #140
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Day, (512) 765-6973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co. Attn: David Silver, CPA
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza Suite 1700	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navidar Group LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN BARRERA
Notary ID #130192487
My Commission Expires
May 17, 2023

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs & Veselka Co.
A LIMITED LIABILITY PARTNERSHIP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
Navidar Group LLC
Austin, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navidar Group LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navidar Group LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navidar Group LLC's management. Our responsibility is to express an opinion on Navidar Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Navidar Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Navidar Group LLC's financial statements. The supplemental information is the responsibility of the Navidar Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

To the Members' of
Navidar Group LLC
Re: Report of Independent Registered Public Accounting Firm

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briggs & Veselka Co.

Briggs & Veselka Co.
Austin, Texas

We have served as Navidar Group LLC's auditor since 2019.

February 22, 2021

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

ASSETS	
Cash	$ 28,007
Prepaid expenses and other	1,370
TOTAL ASSETS	$ 29,377

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and other	$ 11,593
TOTAL LIABILITIES	11,593
MEMBERS' EQUITY	17,784
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 29,377

The accompanying notes are an integral part of these financial statements

NAVIDAR GROUP LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC ("Group"), which was organized as a Delaware limited liability company on June 23, 2008, commenced operations on July 1, 2008, and became a broker-dealer in the states of New York and Indiana during 2009 and various states subsequently. On May 10, 2019, Group was distributed to the two members of Navidar Holdco LLC in their same pro rata ownership. Group is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Group provides advisory services related to mergers and acquisitions and the private placement of financing. Group has had no recent transactions but intends on providing these advisory services as opportunity arises. The majority member will fund the operating losses of Group with capital contributions.

Group does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Estimates: Group uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates.

New Revenue Recognition Accounting Standards Adopted: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with clients and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, Group adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions using the modified retrospective method. Group applied the practical expedient outlined under ASC 606-10-65-1(h) and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018. As there were no uncompleted contracts, there was no cumulative effect to be recognized from initially applying ASC 606 as an adjustment to change the opening balance of member's equity.

Revenue from Contracts with Clients: Group adopted ASC 606, effective January 1, 2018, using the modified retrospective method.

NOTE 1 – SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Performance Obligations: Revenue from contracts with clients is recognized when, or as, Group satisfies its performance obligations by providing promised services to clients. A service is provided to a client when, or as, the client obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that Group determines the client obtains control over the promised service. The amount of revenue recognized reflects the consideration to which Group expects to be entitled in exchange for those promised services.

Performance obligations in these arrangements are typically satisfied upon consummation of a transaction. Fees typically include a monthly retainer as well as success fees, both of which are recognized upon consummation of a transaction. Under the accounting standards in effect for prior periods, retainer fees were recognized monthly and success fees were recognized upon the consummation of a transaction. Group controls the service as it is provided to the client. Accordingly, Group records revenue and out-of-pocket reimbursements on a gross basis.

Costs to Obtain a Contract with a Client: Group incurs incremental costs to obtain a contract. As Group's engagements are expected to last under a year, Group applies the practical expedient outlined under ASC 340-40-25-4 to immediately expense contract acquisition costs as the asset that would have resulted from capitalizing these costs would have been amortized in in one year or less.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Income Taxes: Group is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its members. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements. With the distribution of Group to the members of Navidar Holdco LLC, taxable income, losses, and credits are to continue to be recognized for federal and state income tax reporting purposes by its members.

Group's members file federal and various state income tax returns. Group's members are no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2017.

Subsequent Events: Group has evaluated the financial statements for subsequent events occurring through February 22, 2021, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, Group is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2020, Group had Net Capital of $16,414 which was $11,414 in excess of the required Net Capital of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

On August 1, 2019 an updated expense sharing agreement was executed that changed the occupancy and equipment charge to $100 to more properly allocate expenses. Occupancy and equipment expense totaled $1,200 for the year ended December 31, 2020. Other general and administrative expenses are so minor that they don't warrant an allocation.

NOTE 4 - CONTINGENCIES

Navidar Holdco LLC and affiliates are subject to a single arbitration case. Based upon counsel and management's opinion, the outcome of the matter is not expected to have a material adverse effect on Group financial statements. Navidar Holdco LLC will indemnify Group of any losses that occur from arbitration regardless of the date the case was presented.

NAVIDAR GROUP LLC

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